Exhibit 99.1

MDJM Ltd Enters into Primary Real Estate Agency Services Contract with Tianfang (Suzhou) Real Estate Co., Ltd.

TIANJIN, China, July 24, 2019 (GLOBE NEWSWIRE) -- MDJM Ltd (Nasdaq: MDJH) (the "Company" or “MDJH”), an emerging, integrated real estate services company in China, announced today that the Company entered into a Primary Real Estate Agency Services Contract (the "Contract") with Tianfang (Suzhou) Real Estate Co., Ltd. (“TREC”), a real estate developer in the Gusu District of Suzhou, China.

TREC is currently developing a project (the “Project”) in Gusu that has a planned total construction area of 39,937.95 square meters (429,889 square feet), with a residential building area of 28,740.35 square meters (309,359 square feet) and a commercial building area of 629.99 square meters (6,781 square feet).

The term of the Contract is from July 1, 2019 to June 30, 2020, and the Contract can be renewed upon negotiation by both parties.

According to the Contract, TREC agrees to ensure the legality of Project sales, cooperate with the Company in its sales procedures, provide suitable facilitates as sales office, evaluate and optimize the sales plan proposed by the Company, confirm the final sales plan and budget, and be responsible for implementation supervision and other associated works. The Company agrees to be responsible for the appointment and management of sales and marketing team, program planning and execution, sales operations management, compliance with market regulations, optimization of communication channels and methods and other associated duties.

As part of the Contract, TREC agrees to pay performance based primary real estate agency services fee to the Company.

Mr. Siping Xu, Chairman and Chief Executive Officer of MDJH, remarked, “We are pleased to announce this service contract with an outstanding partner, TREC, as we expand our portfolio in Suzhou. We believe that our sales associated with this Project will amount to up to RMB185 million this year. We look forward to continued collaboration with TREC as we endeavor to provide premier real estate services in Suzhou.”

About MDJM Ltd

Headquartered in Tianjin, China, MDJH is an emerging, integrated real estate services company in China. The Company offers primary real estate agency services to real estate developers. Such services include integrated marketing planning, advertising planning and strategy. The Company also provides real estate consulting services and independent training services on an as needed basis. Currently, the Company’s primary market is the Tianjin Autonomous Municipality, and since 2014, the Company has expanded its market presence to other Chinese cities, including Chengdu, Suzhou, and Yangzhou. Through two major development businesses, Xishe and Xishe Xianglin, coupled with its existing core business, MDJH promotes the integration of urban and rural lifestyle. For further information regarding the Company, please visit: ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com